                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

     For the fiscal year ended December 31, 1999

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period ended __________________ to ___________________

Commission file number 0-12448

Flow International Corporation Voluntary Pension and Salary Deferral Plan

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY
DEFERRAL PLAN
FENANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 1999

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY
DEFERRAL PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 1999

                         FLOW INTERNATIONAL CORPORATION
                   VOLUNTARY PENSION AND SALARY DEFERRAL PLAN

                              FINANCIAL STATEMENTS
                            AND SUPPLEMENTAL SCHEDULE

                                DECEMBER 31, 1999

                                      INDEX

                                                                            PAGE

Report of independent accountants                                              1

Statement of net assets available for benefits                                 2

Statement of changes in net assets available for benefits                      3

Notes to financial statements                                                4-6

SUPPLEMENTAL SCHEDULE (1)

   Schedule I - Form 5500, Schedule H, Line 4i, Schedule of assets
        held for investment purposes at year end                               7



(1) Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because such schedules are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrative Committee of the Flow International Corporation Voluntary Pension and
Salary Deferral Plan


In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Flow International Corporation Voluntary Pension and Salary Deferral Plan (the "Plan") at December 31, 1999 and 1998, and the changes in its net assets available for plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information listed in the accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers
PricewaterhouseCoopers LLP

Seattle, Washington
June 9, 2000

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY DEFERRAL PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------


                                                                   DECEMBER 31,
                                                               1999          1998
ASSETS
Cash ...................................................   $     5,041   $   376,418

Investments, at market
    Alliance Premier Growth Fund Class A ...............     4,654,603     2,882,148
    American Century 20th Ultra Advisor Class Fund .....     3,104,813     1,674,873
    GAM International Fund .............................     1,027,689     1,102,914
    Janus Worldwide Fund ...............................     3,982,404     2,075,447
    Fidelity Advisor Prime Money Market Fund ...........                   2,046,330
    Fidelity Daily Money Fund ..........................     1,550,037
    Fidelity Inst. Cash Domestic Money Market Class 1...        63,710
    Firstar Bond Immdex. Fund ..........................       288,000       341,586
    Gabelli Westwood Balanced Fund .....................       746,884       954,867
    Loomis Sayles Bond Fund Retail .....................       309,869       423,066
    MFS MA Investors Trust - Class A Fund ..............       848,601       816,478
    Pimco Foreign Bond Fund Class A ....................       178,431       203,230
    Safeco Growth Fund .................................       998,451     1,076,777
    Stagecoach Lifepath 2010 Class A Fund ..............       174,428       333,765
    Stagecoach Lifepath 2020 Class A Fund ..............       211,830       146,957
    Stagecoach Lifepath 2030 Class A Fund ..............       265,465       217,191
    Stagecoach Lifepath 2040 Class A Fund ..............       201,931       144,639
    Vanguard Index 500 Fund ............................     2,916,186     1,606,525
    Vanguard Extended Market Portfolio Fund ............       675,492       369,091
    FLOW Fund ..........................................       937,710       365,015
    Participant loans ..................................       495,646       272,882

Contributions receivable ...............................       281,037       241,861

Loan payments receivable ...............................        11,670         3,023

Interest and dividends receivable ......................       233,823       255,007
                                                           -----------   -----------

                                                            24,163,751    17,930,090
                                                           ===========   ===========
LIABILITIES
Accrued liabilities ....................................          --           4,054
                                                           -----------   -----------
Net assets available for benefits ......................   $24,163,751   $17,926,036
                                                           ===========   ===========


   The accompanying notes are an integral part of these financial statements.

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY DEFERRAL PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------


                                                                   YEAR ENDED
                                                                   DECEMBER 31,
                                                                      1999
Additions to net assets attributed to:
    Investment income
      Net appreciation in fair value of investments ...........   $ 4,117,961
      Interest ................................................        92,513
      Dividends ...............................................       943,675
                                                                  -----------
                                                                    5,154,149

    Employer contributions ....................................       776,731
    Employee contributions ....................................     1,939,355
    Participant rollovers from other qualified retirement
      plans ...................................................       339,128
                                                                  -----------
        Total additions .......................................     8,209,363
                                                                  -----------

Deductions from net assets attributed to:
    Benefits paid to participants .............................     1,971,473
    Administrative expenses ...................................           175
                                                                  -----------
        Total deductions ......................................     1,971,648
                                                                  -----------
        Net increase ..........................................     6,237,715

Net assets available for benefits:
    Beginning of year .........................................    17,926,036
                                                                  -----------

    End of year ...............................................   $24,163,751
                                                                  -----------



   The accompanying notes are an integral part of these financial statements.

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY DEFERRAL PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The Flow International Corporation Voluntary Pension and Salary Deferral Plan (the "Plan") is a defined contribution plan for the benefit of nonbargaining employees of Flow International Corporation (the "Company"), effective October 1, 1986.

     The Plan is administered by the Advisory Committee appointed by the Board of Directors of the Company. Qualified employees may elect to contribute any amount between 1% and 15% of their salary. For employees meeting certain employment criteria, the Company shall contribute an amount equal to 50% of the first 6% of employee compensation contributed for employees with less than five years of service with the Company or 75% of the first 6% of employee compensation contributed for employees with five years or more of service. Contributions to the Plan are paid to a trust administered by the plan trustees under the terms of a trust agreement. The funds must be used for the exclusive benefit of plan participants and their beneficiaries.

     Employees are eligible for participation in the Plan upon the first quarterly open enrollment period after commencement of employment and are eligible for the employer match one year following that date. Employer contributions and earnings thereon vest with individual participants based upon years of service with the Company; participants achieve 100% vesting after five years of service or at a normal retirement age. Unvested employer contributions relating to terminated participants are forfeited and used to reduce the Company's future contributions to the Plan. Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vested benefits are payable upon the retirement, death, disability or request at termination of a participant's employment with the Company.

2.   SIGNIFICANT ACCOUNTING POLICIES

     VALUATION OF INVESTMENTS
     The accompanying financial statements have been prepared using the accrual basis of accounting. Investments are stated at the quoted market value.

     RECOGNITION OF INCOME AND EXPENSES
     Administrative expenses, including trustee and investment manager fees, are paid by the investment manager out of commissions and, therefore, are not reflected in these financial statements.

     Investment transactions are recorded on the date of the purchase or sale. Gains or losses are determined based on the fair market value of investments on the date of a transaction.

     The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation and depreciation on those investments.

     ROLLOVERS
     The Plan allows transfers in from other qualified retirement plans. Rollovers or plan-to-plan transfers are included as a separate line item in the accompanying statement of changes in net assets available for benefits.

     PARTICIPANT LOANS
     The Plan provides loans to participants, which are considered a participant-directed investment of their account. The loans represent a trust investment, but only the borrowing participants' accounts shall share in the interest paid on the loans or bear any expense or risk of loss because of the loans. Participant loans are secured by the vested portion of each borrower's account, and are limited to the lesser of 50% of the participants' vested balance or $50,000. The rate charged on the loan is the prime rate as of the date of the loan's approval. The prime rate at December 31, 1999 was 8.5%. Net borrowings totaled $222,764 for the year ended December 31, 1999.

     ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the period. Actual results could differ from those estimates.

3.   INVESTMENTS

     All plan investments are held in trust by Northwestern Trust and Investors Advisory Company (the Trustee). Prior to November 19, 1998, Plan participants directed their salary deferral and employer matching contributions to one or a combination of nine investment selections.

     Effective November 19, 1998, Plan participants began directing their salary deferral and employer matching contributions to one or a combination of nineteen investment selections, known as the Alliance Premier Growth Fund Class A, the American Century 20th Ultra Advisor Fund, the GAM International Fund, the Janus Worldwide Fund, the Fidelity Advisor Prime Money Market Fund, the Fidelity Daily Money Fund, the Fidelity Inst. Cash Domestic Money Market Class 1, the Firstar Bond Immdex. Fund, the Gabelli Westwood Balanced Fund, the Loomis Sayles Bond Fund Retail, the MFS MA Investors Trust Class A Fund, the PIMCO Foreign Bond Fund Class A, the Safeco Growth Fund, the Stagecoach Lifepath 2010 Class A Fund, the Stagecoach Lifepath 2020 Class A Fund, the Stagecoach Lifepath 2030 Class A Fund, the Stagecoach Lifepath 2040 Class A Fund, the Vanguard Index 500 Fund, the Vanguard Extended Market Portfolio Fund and the FLOW Fund described below.

     The Alliance Premier Growth Fund Class A and the American Century Ultra Advisor funds consist of investments in large companies that exhibit the potential for a high rate of earnings growth. The GAM International Fund consists of investments in securities of companies located outside the United States. The Janus Worldwide Fund invests primarily in foreign and domestic common stocks. The Fidelity Daily Money Fund, the Fidelity Inst. Cash Domestic Money Market Class 1 Fund and the Fidelity Advisor Prime Money Market Fund consist of investments in U.S.-dollar-denominated money market securities of domestic and foreign issuers, government securities and repurchase agreements. The Firstar Bond Immdex. Fund consists of investments in fixed-income securities with a dollar-weighted average portfolio maturity of more than five years. The Gabelli Westwood Balanced Fund consists of investments in common stocks or convertibles issued by seasoned companies with above-average historical earnings growth, or by smaller companies with outstanding potential for capital appreciation and in investment-grade U.S. dollar or foreign currency-denominated debt. The Loomis Sayles Bond Fund Retail consists of investments in debt securities and preferred stocks that provide investment return through a combination of current income and capital appreciation. The MFS MA Investors Trust Class A Fund consists of investments in common stocks and convertibles, emphasizing securities that management considers to be of high or improving quality. The PIMCO Foreign Bond Fund Class A consists of investments in fixed-income securities issued in at least three foreign countries. The SAFECO Growth Fund consists of investments in common stocks selected primarily for their capital appreciation potential. The Stagecoach Lifepath 2010, 2020, 2030 and 2040 Class A Funds consist of investments in a mix of equities, debt securities and cash. The investment mix or allocation for each fund is dependent upon the projected year of retirement; 2010, 2020, 2030 or 2040 and becomes more conservative as the fund nears its maturation. The Vanguard Index 500 Fund consists of investments in securities included in the S&P 500 Index. The Vanguard Extended Market Portfolio Fund consists of investments in a statistically selected sample of more than 5,000 medium and small capitalization stocks included in the Wilshire 4500 Index.

     Participants may transfer balances between funds as well as change the investment allocation daily.

4.   FEDERAL INCOME TAXES

     The Plan received an updated favorable determination letter from the Internal Revenue Service dated February 10, 1995 as to the qualified status of the Plan. The Company is of the opinion that the Plan continues to fulfill the requirements of a qualified plan under Section 401(a) of the Internal Revenue Code and that the trust, which forms a part of the Plan, is not subject to tax. Accordingly, no provision for federal or state income taxes has been provided.

                              SUPPLEMENTAL SCHEDULE

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY DEFERRAL PLAN
SUPPLEMENTAL SCHEDULE - SCHEDULE I - FORM 5500, SCHEDULE H, LINE 4I
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END
DECEMBER 31, 1999
--------------------------------------------------------------------------------

IDENTITY OF ISSUE                                                        DESCRIPTION                FAIR VALUE


Alliance Premier Growth Fund Class A                                     Mutual Fund                   $4,654,603

American Century 20th Ultra Advisor Class Fund                           Mutual Fund                    3,104,813

Fidelity Daily Money Fund                                                Mutual Fund                    1,550,037

Fidelity Inst. Cash Domestic Money Market Class 1                        Mutual Fund                       63,710

Firstar Bond Immdex. Fund                                                Mutual Fund                      288,000

FLOW Fund
    FLOW International Common Stock                                      Common Stock                     937,710

Gabelli Westwood Balanced Fund                                           Mutual Fund                      746,884

GAM International Fund                                                   Mutual Fund                    1,027,689

Janus Worldwide Fund                                                     Mutual Fund                    3,982,404

Loomis Sayles Bond Fund Retail                                           Mutual Fund                      309,869

MFS MA Investors Trust - Class A Fund                                    Mutual Fund                      848,601

Pimco Foreign Bond Fund Class A                                          Mutual Fund                      178,431

Safeco Growth Fund                                                       Mutual Fund                      998,451

Stagecoach Lifepath 2010 Class A Fund                                    Mutual Fund                      174,428

Stagecoach Lifepath 2020 Class A Fund                                    Mutual Fund                      211,830

Stagecoach Lifepath 2030 Class A Fund                                    Mutual Fund                      265,465

Stagecoach Lifepath 2040 Class A Fund                                    Mutual Fund                      201,931

Vanguard Extended Market Portfolio Fund                                  Mutual Fund                      675,492

Vanguard Index 500 Fund                                                  Mutual Fund                    2,916,186

Participant loans                                                 Due through September, 2016             495,646
                                                                    Interest rates 8.5%-9%


                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 33-57100) and on Forms S-8 (No. 33-40397 and No. 33-44776) of Flow International Corporation of our report dated June 9, 2000, relating to the financial statements of Flow International Corporation Voluntary Pension and Salary Deferral Plan, which appears in this form 11-K.


/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Seattle, Washington
June 28, 2000